UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment No. 1

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 3, 2025

GLOBAL STAR ACQUISITION INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41506	86-2508938
(Commission File Number)	(IRS Employer Identification No.)

1641 International Drive Unit 208

McLean, VA

22102

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 703-790-0717

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant, and one Right	GLSTU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	GLST	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	GLSTW	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	GLSTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

Global Star Acquisition Inc. (“Global Star”), a Delaware corporation, is filing this Amendment No. 1 to Current Report on Form 8-K/A (“Amendment No. 1”) as an amendment to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on February 7, 2025 (the “Initial Form 8-K”), in order to amend the trust price per share, the redemption payments total, the net trust balance after redemptions and the shares remaining after redemption. This Amendment No. 1 should be read in conjunction with the Initial Form 8-K. Except as set forth herein, no modifications have been made to the information contained in the Initial Form 8-K, and the Company has not updated any information contained therein to reflect events that have occurred since the date of the Initial Form 8-K filing.

Item 5.07. Submission of Matters to a Vote of Security Holders.

In connection with the vote to approve the Proposals, as of the date of this Current Report on Form 8-K, the holders of 340,832 Class A ordinary shares of Global Star properly exercised their right to redeem their shares for cash at a redemption price of approximately $11.52 per share, for an aggregate redemption amount of approximately $3,927,114.58. As a result, following satisfaction of such redemptions as of the date of this Current Report on Form 8-K, Global Star will have 40,043 Class A ordinary shares outstanding and the balance in the Trust Account would be approximately $461,381.00. The final redemption payment amount and the balance in the Trust Account is subject to approximately $12,000 tax withdrawal. Global Star may, but is not required to, accept additional redemption reversals submitted by shareholders until closing of the Business Combination. To the extent that Global Star accepts any such reversals, the number of shares not redeemed and cash remaining in the Trust Account may increase.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description of Exhibits
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Star Acquisition Inc.

Date: February 11, 2025	By:	/s/ Anthony Ang
Anthony Ang
Chief Executive Officer

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